

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Michael Doniger
Chief Executive Officer and Chairman of the Board
SCVX Corp.
1220 L St NW, Suite 100-397
Washington, DC 20005

      Re: SCVX Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 27, 2022
           File No. 001-39190

Dear Mr. Doniger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Danielle Scalzo, Esq.